                     SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                         GETTY PETROLEUM MARKETING INC.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                  374292 10 0
                                 (CUSIP Number)




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CUSIP NO.  374292 10 0                 13G
         ---------------



1. NAME OF REPORTING PERSON:           Leo Liebowitz
                            ----------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                              (b) [ ]
3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION:   United States citizen
                                        ----------------------------

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER:              2,213,666
                     -------------------------------

6. SHARED VOTING POWER:               30,724*
                       -----------------------------

7. SOLE DISPOSITIVE POWER:         2,213,666
                          --------------------------

8. SHARED DISPOSITIVE POWER:         30,724*
                            ------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                  2,244,390*
                     -------------------------------

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES:
                                                            [X]

     Excludes 230,977 shares owned by the Reporting Person's spouse, as to which the Reporting Person disclaims beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:      16.3%
                                                    ------------------

12. TYPE OF REPORTING PERSON:             IN
                             --------------------------







------------------
* Includes 30,724 shares held by a charitable foundation.

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ITEM 1(a).  NAME OF ISSUER:  Getty Petroleum Marketing Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                 125 Jericho Turnpike
                 Jericho, New York 11753


ITEM 2(a).  NAME OF PERSON FILING: Leo Liebowitz

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:  See response to Item 1(b)

ITEM 2(c).  CITIZENSHIP:  United States

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 par value

ITEM 2(e).  CUSIP NUMBER:  374292 10 0

ITEM 3.     Not applicable.

ITEM 4.     OWNERSHIP

      (a) AMOUNT BENEFICIALLY OWNED:      2,244,390*
                                    ----------------------

      (b) PERCENT OF CLASS:  16.3%
                           ---------

      (C) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                           2,213,666
                ----------------------------------

          (ii)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                              30,724*
                ----------------------------------

          (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                           2,213,666
                ----------------------------------

          (iv)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:
                              30,724*
                ----------------------------------

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            Not applicable.

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

            Not applicable.



------------------
* Includes 30,724 shares held by a charitable foundation.

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ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not applicable.

ITEM 10.    CERTIFICATION:

            Not applicable.




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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 1998
                 ---



                                    /s/ Leo Liebowitz
                                    ----------------------
                                    Leo Liebowitz









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